MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2900, 330 - 5th Avenue S.W. Calgary, Alberta T2P 0L4 Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

December 7, 2004

3.	News Release

A press release dated December 7, 2004, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U.S. disclosure package) on December 7, 2004 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On December 7, 2004, TransGlobe announced that in connection with the Company's bought deal financing which closed on November 24, 2004, the underwriters have exercised their over-allotment option to acquire an additional 379,500 common shares at Cdn$4.35 per share resulting in additional gross proceeds to the Company of approximately Cdn$1,650,825.

5.	Full Description of Material Change

See the attached press release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

December 7, 2004

News From...	Suite 2900, 330 – 5th Avenue, S.W. Calgary, Alberta, Canada T2P 0L4 Tel: [403] 264 9888 Fax: [403] 264-9898 E-mail: trglobe@trans-globe.com Website: www.trans-globe.com

TRANSGLOBE ENERGY CORPORATION
ANNOUNCES EXERCISE OF UNDERWRITERS' OVER-ALLOTMENT OPTION

TSX: "TGL" & AMEX: "TGA"

Calgary, Alberta, Tuesday, December 7, 2004 TransGlobe Energy Corporation ("TransGlobe" or the "Company") is pleased to announce that, in connection with the Company's bought deal financing which closed on November 24, 2004, the underwriters have exercised their over-allotment option to acquire an additional 379,500 common shares at Cdn$4.35 per share, resulting in additional gross proceeds to the Company of approximately Cdn$1,650,825.

Proceeds from the exercise of the over-allotment option will be used for TransGlobe's existing capital expenditure programs in the Republic of Yemen and the Arab Republic of Egypt.

TransGlobe is a growth oriented international energy company engaged in the exploration, development and production of crude oil and natural gas in the Republic of Yemen, the Arab Republic of Egypt and Alberta, Canada.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The common shares offered will not and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from registration requirements.

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
s/s/ Ross G. Clarkson	Lloyd W. Herrick, Vice President & C.O.O.

Ross G. Clarkson,	Executive Offices:
President & C.E.O.	#2900, 330 –5th Avenue, S.W.,
Calgary, AB T2P 0L4

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com